NEW CENTURY FINANCIAL CORPORATION

CERTIFICATE OF CORRECTION

NEW CENTURY FINANCIAL CORPORATION, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST: On September 30, 2004, Articles of Amendment and Restatement of the Corporation (the “Articles of Amendment and Restatement”) were filed with the Department. The Corporation is the only party to the Articles of Amendment and Restatement.

SECOND: The Articles of Amendment and Restatement contained a typographical error, error of transcription or other error and the Corporation desires to correct such error by filing this Certificate of Correction.

THIRD: The error appears in Section 5.2 of Article V of the Articles of Amendment and Restatement which omitted Section 5.2(i):

FOURTH: Section 5.2 of Article V of the Articles of Amendment and Restatement, as corrected, includes Section 5.2(i) which reads as follows:

(i) Disqualified Organizations. At any time from and after the Initial Date, no “disqualified organization” (within the meaning of Section 860E(e)(5) of the Code) shall be a record holder of any shares of Capital Stock. Subject to Section 5.7, any Transfer that would result in a violation of the foregoing shall be void ab initio as to the purported Transfer of such number of shares of Capital Stock that would cause the violation, and the transferee shall acquire no rights in such shares of Capital Stock. If, notwithstanding the other provisions contained in this Article V but subject to Section 5.7 below, at any time from and after the Initial Date, there is a purported Transfer or other event that, if effective, would result in the Capital Stock being owned by a “disqualified organization” as a record holder, then (x) the “disqualified organization” shall acquire no right or interest (or, in the case of such other event other than a Transfer, the person holding record title to the Capital Stock with respect to which such other event has occurred, shall cease to own any right or interest) in such number of shares of Capital Stock, the ownership of which would result in the ownership prohibition in this Section 5.2(i) being violated, (y) such number of shares of Capital Stock (rounded up to the nearest whole share) shall be designated Stock-in-Trust and, in accordance with the provisions of Section 5.4(a) below, transferred automatically and by operation of law to the Trust to be held in accordance with Section 5.4 hereof, and (z) the “disqualified organization” (or, in the case of such other event other than a Transfer, the person holding record title to the Capital Stock with respect to which such other event has occurred) shall submit such number of shares of Capital Stock to the Trust for registration in the name of the Trustee. Each certificate for  shares of Capital Stock shall bear a legend containing the restriction set forth in this Section 5.2(i).

FIFTH: The undersigned Chief Executive Officer of the Corporation acknowledges this Certificate of Correction to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this 13th day of January, 2006.

ATTEST:	NEW CENTURY FINANCIAL CORPORATION

/s/ Jennifer R. Jewett	By: /s/ Robert K. Cole (SEAL)

Jennifer R. Jewett Secretary	Robert K. Cole Chief Executive Officer